Exhibit 99.1

FOR IMMEDIATE RELEASE

AerSale Press Contact: Craig Wright

Telephone: (305) 764-3200

Email: media.relations@aersale.com

AerSale Agrees to Acquire 24 Boeing 757-200 Passenger Aircraft and Spare Engines Stored at its Roswell, New Mexico Airport Facilities

CORAL GABLES, FL, September 18, 2020 – AerSale, Inc., a leading provider of aviation products and services, announced today that it has entered into a purchase agreement to acquire 24 Boeing 757-200 passenger aircraft stored at AerSale’s Heavy MRO (maintenance, repair and overhaul) facility located at the Roswell Air Center in New Mexico. All aircraft are equipped with Rolls-Royce RB211-535 series engines, and 16 spares are included with the purchase.

These aircraft are amongst the almost 500 commercial aircraft stored at AerSale’s facilities in both Roswell, New Mexico and Goodyear, Arizona for numerous airlines, financial institutions and aircraft leasing companies. AerSale provides not only storage for these customers, but also MRO services including light and heavy aircraft inspections, passenger-to-cargo conversions, installation of avionics and other modifications, and aircraft painting services.

AerSale has targeted Boeing 757 passenger aircraft as feedstock for a burgeoning freight market. “Pre-COVID, more freight was carried in the cargo holds of passenger aircraft than in pure freighters. As a result of the reduced demand for passenger air travel and the concurrent explosive growth of the e-commerce market, there is a supply shortage of dedicated freighter aircraft for the foreseeable future,” stated Craig Wright, AerSale’s President of Aircraft & Engine Management.

“The Rolls-Royce powered 757 is the optimal narrow-body freighter aircraft to service this need, and our team will be converting these aircraft to freighters at our Goodyear Facility,” added Bob Nichols, AerSale’s Executive Vice Chairman.

A portion of this 757 fleet and spare engines will be disassembled for their component parts, which the industry refers to as USM (used serviceable material). “The amount of USM we will receive from parting-out a number of these aircraft and engines will feed an almost insatiable USM demand from our airline customers that operate in the express package market,” stated Gary Jones, AerSale’s President of Material Sales. “We understand this market and our customer base, and we are pleased to be able to offer our customers low-cost USM, at a time when almost every airline is extremely cost-conscious.” USM typically sells at a substantial discount to new parts manufactured by OEMs, and because they were originally manufactured by the OEMs, have worldwide acceptance by airlines and leasing companies.

“I am proud of our industry-veteran management team because one of our strengths is assisting airlines with major fleet transitions, identifying optimal use and value for the associated flight equipment, using our integrated infrastructure to extract that value, and then passing that value on to our customers,” added Nicolas Finazzo, Chairman and Chief Executive Officer. “We have purchased over $1.2 Billion Dollars of aircraft and engines during our decade in business, and have been a leading provider of whole aircraft, engines and USM. This package of high quality flight equipment last operated by a top-tier airline customer is yet another example of an opportunity for the AerSale platform to extract meaningful value from mid-life flight equipment.”

About AerSale

AerSale serves airlines operating large jets manufactured by Boeing, Airbus and McDonnell Douglas and is dedicated to providing integrated aftermarket services and products designed to help flight equipment stakeholders realize significant savings in the operation, maintenance and monetization of such aircraft, engines, and components. AerSale’s offerings include: Aircraft & Component MRO, Aircraft and Engine Sales and Leasing, Used Serviceable Material sales, and Internally developed ‘Engineered Solutions’ to enhance aircraft performance and operating economics (e.g. AerSafe™, AerTrak™, and AerAware™). AerSale expects to become a publicly traded company after it completes its business combination with Monocle Acquisition Corporation (NASDAQ: MNCL) in the fourth quarter of 2020.

For more information about AerSale, please visit our website: www.AerSale.com.

AerSale Media Relations: Phone: +1 (305) 764-3200, E-mail: media.relations@aersale.com.

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